SMITH, ANDERSON, BLOUNT,

DORSETT, MITCHELL, & JERNIGAN, L.L.P.

LAWYERS

OFFICES Wells Fargo Capitol Center 150 Fayetteville Street, Suite 2300 Raleigh, North Carolina 27601	March 13, 2019	MAILING ADDRESS P.O. Box 2611 Raleigh, North Carolina 27602-2611

TELEPHONE: (919) 821-1220 FACSIMILE: (919) 821-6800

VIA EDGAR AND HAND DELIVERY

Mr. Jeffrey Gabor

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Precision BioSciences, Inc.

Registration Statement on Form S-1

Filed on March 1, 2019

File No. 333-230034

Dear Mr. Gabor:

On behalf of Precision BioSciences, Inc. (the “Company”), we submit this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter March 6, 2019 relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). In this letter, we have recited the comment from the Staff in bold type and have followed the comment with the Company’s response. For the Staff’s convenience, we are also sending, by hand delivery, copies of this letter for the Staff’s review.

Capitalization, page 85

1.

It is apparent from the accumulated deficit amount presented in the pro forma column of your capitalization table that you do not anticipate a beneficial conversion feature (BCF) charge associated with the issuance and/or conversion of your 2019 Notes. Given the variability of the conversion price as disclosed on page F-34, please tell us your consideration for any BCF or contingent BCF associated with these notes. Reference for us the authoritative literature you rely upon to support your position.

Response: The Company respectfully advises the Staff that it concluded that the only features in the 2019 Notes that could potentially represent beneficial conversion features (“BCFs”) are nondetachable conversion features in the 2019 Notes that are in the money as of the issuance date. The Company’s determination is consistent with the definition of BCF in ASC 470-20-20, as well as ASC 470-20-25-8, which indicates that instruments containing continuous reset adjustments to provide a fixed monetary value represent stock-settled debt. Two conversion options were identified in the 2019 Notes: (1) the second settlement alternative arising from the provision that results in an automatic settlement into common stock in connection with a qualified initial

SMITH, ANDERSON, BLOUNT, DORSETT, MITCHELL, & JERNIGAN, L.L.P.

March 13, 2019

public offering at a settlement price per share equal to the lesser of (a) 85% of the price per share in such offering or (b) $800 million divided by the Company’s fully diluted capitalization as of immediately prior to the closing of such offering and (2) settlement, at the option of the applicable holder, at the maturity date of the 2019 Notes into Series B-1 Preferred Stock of the Company at a settlement price per share based on the then-outstanding principal and accrued interest under the 2019 Notes divided by $6.40 per share. The first conversion feature was determined to not be in-the-money at the issuance date of the 2019 Notes and therefore does not contain an initial active BCF. The second conversion feature would require bifurcation from the host debt instrument and accounting as an embedded derivative because the authorization and issuance of the Series B-1 Preferred Stock is subject to approval by the Company’s existing holders of Series A and B Preferred Stock and thus outside of the Company’s control. Because the Company does not control whether it will be permitted to deliver Series B-1 Preferred Stock, the Company is required to presume the monetary value of the Series B-1 Preferred Stock will be settled in cash. As a result, this feature requires bifurcation as an embedded derivative and cannot represent a BCF.

The remaining features included in the 2019 Notes consist of the 85% settlement features and automatic settlement upon a liquidation event. The 85% settlement features include (1) optional settlement into common stock in connection with an initial public offering (other than a qualified initial public offering) at 85% of the initial public offering price per share and (2) automatic settlement into preferred stock at a settlement price equal to 85% of the lowest per share cash purchase price of preferred stock sold in the financing round. The Company determined that these features represent redemption features. The 85% settlement features and the settlement upon a liquidation event would require bifurcation as embedded derivatives under ASC 815-15-25-42. In reaching the conclusion that the 85% settlement features are redemption features, the Company determined them to be share-settled redemption features since the monetary value provided upon settlement is the same regardless of the share price.

The absence of a BCF in the 2019 Notes permits the Company to apply either of the following accounting options for the 2019 Notes: (1) historical cost accounting, which would require the Company to bifurcate multiple embedded derivatives included in the 2019 Notes, or (2) fair value accounting, which would require the Company to recognize any changes in the fair value of the 2019 Notes through the statement of operations until settlement. The Company has elected to apply fair value accounting to the 2019 Notes.

The Company plans to update its disclosure regarding the 2019 Notes in the “Capitalization” section in Amendment No. 2 to the Registration Statement by including the following disclosure:

The pro forma and pro forma as adjusted information below assumes the Company elects the fair value option to account for the 2019 Notes. Additionally, the Company assumes for purposes of the pro forma and pro forma as adjusted information that the fair value of the 2019 Notes upon conversion is equal to $39.6 million.

* * * * *

SMITH, ANDERSON, BLOUNT, DORSETT, MITCHELL, & JERNIGAN, L.L.P.

March 13, 2019

If we can be of further assistance in facilitating your review of the above response, please do not hesitate to contact me at (919) 821-6619 or Nathan Ajiashvili at (212) 906-2916.

SMITH, ANDERSON, BLOUNT, DORSETT, MITCHELL, & JERNIGAN, L.L.P.

March 13, 2019

Sincerely yours, SMITH, ANDERSON, BLOUNT, DORSETT, MITCHELL & JERNIGAN, L.L.P.

By:	/s/ Heyward D. Armstrong
Heyward D. Armstrong

Enclosures

cc:	Matthew Kane, Precision BioSciences, Inc.

Abid Ansari, Precision BioSciences, Inc.

Michael P. Saber, Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.

Amy M. Batten, Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.

Peter N. Handrinos, Latham & Watkins LLP

Nathan Ajiashvili, Latham & Watkins LLP

Divakar Gupta, Cooley LLP

Darren DeStefano, Cooley LLP